Linda Cates, MSW– BOD; Investor;

Extensive experience in business management, public relations, strategic planning, marketing.

2018 – Present

BOD, VibeTech, Inc.

2010 - Present

Raised $10MM as Development Chair to build and sustain the Sharon S. Richardson Community Hospice instilling the value of a "home for all" regardless of ability to pay.